OFFICER’S CERTIFICATE

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers (Quebec)
Superintendent of Securities (Prince Edward Island)
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Nova Scotia Securities Commission
Superintendent of Securities, Yukon Territory
Superintendent of Securities, Northwest Territories
Superintendent of Securities (Nunavut)

RE:	Annual and Special Meeting of Holders of Common Shares of Hudbay Minerals Inc.
(the “Company”) to be held on May 7, 2019 (the “Meeting”)

With reference to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the undersigned, Patrick Donnelly, Vice President and General Counsel of the Company, in such capacity and not in his personal capacity, certifies for and on behalf of the Company, intending that the same may be relied upon by you without further inquiry, that:

1.

in accordance with the requirements set out in section 2.20(a) of NI 54-101, arrangements have been made to have the proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the date fixed for the Meeting;

2.

in accordance with the requirements set out in section 2.20(b) of NI 54-101, arrangements have been made to carry out all of the requirements of NI 54-101 in addition to those described in paragraph 1 above; and

3.	the Company is relying upon section 2.20 of NI 54-101 in connection with the Meeting.

DATED as of the 9th day of April, 2019.

“Patrick Donnelly”
Name:	Patrick Donnelly
Title:	Vice President and General
Counsel